UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K/A

(Mark One)
(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

COMMISSION FILE NUMBER 001-11663

COMMUNITY BANKS, INC., 401(k) PLAN

COMMUNITY BANKS, INC.
777 East Park Drive
Harrisburg, PA 17111

750 East Park Drive
Harrisburg, PA 17111
(Former address)

Community Banks, Inc. (“Community”) has determined that the auditor of the 2004 Community Banks, Inc. 401(k) Plan financial statements was not registered with the Public Company Accounting Oversight Board (“PCAOB”). Accordingly, Community is filing this Form 11-K/A to label the columns of the 2004 financial statements included in the Form 11-K for the fiscal year ended December 31, 2004 as unaudited and to remove the audit report from such filing. Community is in the process of having the 2004 financial statements re-audited by an independent PCAOB-registered public accounting firm and will file Form 11-K/A for the year ended December 31, 2004, with audited financial statements when that audit is completed.

COMMUNITY BANKS, INC. 401(k) PLAN

TABLE OF CONTENTS

Financial Statements	Page

Statements of Net Assets Available for Plan Benefits	1

Statements of Changes in Net Assets Available for Plan Benefits	2

Notes to Financial Statements	3-4

Supplementary Information

Assets Held for Investment	5

COMMUNITY BANKS, INC. 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN ASSETS                                                                                                      PAGE 1

As of December 31,	2004	2003
	(unaudited)
ASSETS

Investments:
At fair value
Common stock	$3,939,981	$4,165,186
Mutual funds	10,326,757	7,779,356

Employer contribution receivable	1,491,785	1,121,492

Other assets:
Participation loans	241,433	174,678
Cash surrender value of life insurance	3,289	6,391

Total assets	$16,003,245	$13,247,103

Net assets available for benefits	$16,003,245	$13,247,103

COMMUNITY BANKS, INC. 401(k) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS                                                                         Page 2

For the year ended December 31,	2004	2003
	(unaudited)
Additions to net assets attributable to:
Investment income
Interest and dividend earnings
Interest bearing cash and cash equivalents	$2,194	$1,772
Cash dividends	91,470	79,126
Participant loan interest	11,002	6,738

Total interest and dividends	104,666	87,636

Realized capital gains	94,825	10,229
Investment gain from pooled accounts	1,062,809	1,369,848
Net appreciation (depreciation) in fair value of common stock	(523,715)	1,334,967

Total income	738,585	2,802,680

Contributions:
Participants	1,142,202	947,091
Employer	1,491,785	1,121,492
Rollover contributions	263,079	629,777

Total contributions	2,897,066	2,698,360

Total additions	3,635,651	5,501,040

Deductions from net assets attributable to:
Participants benefits	841,173	536,887
Administrative fees	37,695	30,160
Life insurance premiums	641	735

Total deductions	879,509	567,782

Net increase in plan assets	2,756,142	4,933,258

Net assets available for benefits
Beginning of year	13,247,103	8,313,845

End of year	$16,003,245	$13,247,103

COMMUNITY BANKS, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2004 (unaudited)                                                                                             Page 3

NOTE 1 - PLAN DESCRIPTION

The following description of the Community Banks, Inc. 401(k) Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Community Banks, Inc. 401(k) Plan was established for the employees of Community Banks, Inc. on January 1, 1986 as a defined contribution plan providing retirement benefits to all eligible employees. Eligible employees must have completed three months of service with the Company, attained the age of 21 and be employed on the last day of the Plan year (December 31) to be eligible to receive the discretionary profit sharing distribution. An employee becomes a participant of the Plan on the first day of the calendar quarter following the date he/she satisfies the eligibility requirements. The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may elect to defer not less than 1% nor more than 70% of their pretax annual compensation up to Internal Revenue Code limits. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Participants direct the investment of their contribution into various investment options offered by the Plan. The Plan currently offers more than 70 mutual fund and 3 guaranteed investment options. Participants may also elect to invest in company stock. The plan operated as a safe harbor 401(k) plan in 2004 and 2003, using the 3% non-elective safe harbor contribution. Additional profit sharing amounts may be contributed at the discretion of the Company’s Board of Directors. Contributions are subject to Federal limitations.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Plan’s earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are immediately vested in their contributions and the employer’s safe harbor non-elective contribution plus actual earnings thereon. Vesting in the employer discretionary profit sharing contribution is based upon continuous years of service. A participant is 100% vested after five years of continuous service. The participant must be actively employed, with the exception of retirement or illness, on December 31 of the applicable year to receive the company’s discretionary profit sharing contribution.

Participant Loans

Participants may apply to the Administrator for a loan from the Plan in an amount not less than $1,000 and not greater than one-half of their vested account balance. All loans must bear a reasonable rate of interest and have a definite repayment period which provides for payments to be made not less frequently than quarterly and not to exceed a period of five years unless the loan proceeds are used to acquire a principal residence.

Payment of Benefits

On termination of service due to retirement, death or disability, a participant may elect to receive either a single lump-sum or installments over a period of not more than their assumed life expectancy determined at the date of distribution. For termination of service due to other reasons, a participant may receive only the value of the vested interest in his or her account.

Forfeitures

Non-vested balances of terminated participants are forfeited and allocated to remaining participants.

COMMUNITY BANKS, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2004 (unaudited)                                                                                             Page 4

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

The accompanying financial statements are prepared on the accrual basis of accounting. The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Stock dividends on Community Banks, Inc. stock are included in the net appreciation or depreciation of the fair value of the common stock. Participant notes receivable are valued at their outstanding balances, which approximate fair value.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of American requires the Plan Administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

NOTE 3 - INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets:

	2004	2003

Lifestyle Moderate Fund	$849,728	$634,563

Lifestyle Balances Fund	$3,058,801	$2,142,640

Lifestyle Growth Fund	$1,692,018	$1,210,794

Community Banks, Inc. Common stock	$3,939,981	$4,165,186

During 2004 and 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $633,919 and $2,715,044 as follows:

	2004	2003

Mutual funds	$1,062,809	$1,369,848
Common stock	(428,890)	1,345,196

	$633,919	$2,715,044

NOTE 4 - PLAN TERMINATION

While the Company has not expressed any intention to discontinue its contributions, it may do so at any time, subject to penalties set forth by ERISA. In the event such discontinuance resulted in the termination of the Plan, the net assets of the Plan would be allocated to Plan participants and beneficiaries in the order prescribed by ERISA.

NOTE 5 - TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated January 30, 1991 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The plan has been amended since receiving the determination letter and has applied for an updated letter. The Plan Administrator, however, believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 6 - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

SUPPLEMENTARY INFORMATION

COMMUNITY BANKS, INC. 401(k) PLAN
ASSETS HELD FOR INVESTMENT                                                                                                                                                                     Page 5

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
	Manulife Financial	3 Year Compound	N/A	19,480
	Manulife Financial	5 Year Compound	N/A	37,747
	Manulife Financial	10 year Compound	N/A	14,748
	Manulife Financial	MFC American Funds Am Balanced	N/A	39,797
	Manulife Financial	MFC American Funds Wash Mutual	N/A	25,461
	Manulife Financial	MFC American Funds Inv Co Am	N/A	2,703
	Manulife Financial	MFC American Funds Growth Fund	N/A	11,428
	Manulife Financial	MFC American Funds EuroPacific	N/A	222
	Manulife Financial	Lifestyle Conservative 280 (VS)	N/A	462,001
	Manulife Financial	Lifestyle Moderate 460 (VS)	N/A	849,728
	Manulife Financial	Lifestyle Balanced 640	N/A	3,058,801
	Manulife Financial	Lifestyle Growth 820 (VS)	N/A	1,692,018
	Manulife Financial	Lifestyle Aggressive 1000 (VS)	N/A	322,430
	Manulife Financial	Money Market Fund	N/A	218,677
	Manulife Financial	US Government Secs Fund	N/A	79,262
	Manulife Financial	Real Return Bond Fund (VS)	N/A	2,410
	Manulife Financial	Total Return Fund (VS)	N/A	138,576
	Manulife Financial	Investment Qual Bond Fund (VS)	N/A	69,591
	Manulife Financial	Diversified Bond Fund (VS)	N/A	155,797
	Manulife Financial	Global Bond Fund (VS)	N/A	20,062
	Manulife Financial	Strategic Bond Fund (VS)	N/A	39,304
	Manulife Financial	High Yield Fund (VS)	N/A	45,820
	Manulife Financial	Global Allocation Fund (VS)	N/A	11,272
	Manulife Financial	Income & Value Fund (VS)	N/A	227,415
	Manulife Financial	Equity Income Fund (VS)	N/A	339,349
	Manulife Financial	Growth & Income Fund	N/A	166,052
	Manulife Financial	Fundamental Value Fund (VS)	N/A	72,888
	Manulife Financial	500 Index Fund	N/A	144,837
	Manulife Financial	All Cap Value Fund (VS)	N/A	23,156
	Manulife Financial	Value Fund (VS)	N/A	113,989
	Manulife Financial	Mid Cap Value Fund (VS)	N/A	78,745
	Manulife Financial	Special Value Fund (VS)	N/A	27
	Manulife Financial	Small Company Value Fund (VS)	N/A	208,410
	Manulife Financial	Small Cap Opportunities (VS)	N/A	4,275
	Manulife Financial	Real Est. Securities Fund (VS)	N/A	196,203
	Manulife Financial	Utilities Fund (VS)	N/A	19,718
	Manulife Financial	Large Cap Value Fund (VS)	N/A	4,125
	Manulife Financial	Strategic Value Fund (VS)	N/A	37,575
	Manulife Financial	US Large Cap Fund (VS)	N/A	58,915
	Manulife Financial	Blue Chip Growth Fund (VS)	N/A	132,586
	Manulife Financial	Total Stock Market Index Fund	N/A	57,652
	Manulife Financial	Large Cap Growth Fund (VS)	N/A	35,239
	Manulife Financial	All Cap Core Fund (VS)	N/A	22,217
	Manulife Financial	Capital Appreciation Fund (VS)	N/A	20,541
	Manulife Financial	Strategic Growth Fund (VS)	N/A	29,056
	Manulife Financial	Global Fund (VS)	N/A	55,477
	Manulife Financial	Mid Cap Core Fund (VS)	N/A	73
	Manulife Financial	Mid Cap Index Fund	N/A	218,692
	Manulife Financial	Quantitative Mid Cap Fund (VS)	N/A	8,547
	Manulife Financial	International Value Fund (VS)	N/A	28,129
	Manulife Financial	International Equity Index Fund	N/A	10,674
	Manulife Financial	Intl Small Cap Fund (VS)	N/A	4,256
	Manulife Financial	Overseas Fund (VS)	N/A	17,583
	Manulife Financial	International Stock Fund (VS)	N/A	30,124
	Manulife Financial	Financial Services Fund (VS)	N/A	32,059
	Manulife Financial	Strategic Opps Fund (VS)	N/A	69,430
	Manulife Financial	All Cap Growth Fund (VS)	N/A	52,162
	Manulife Financial	Natural Resources Fund (VS)	N/A	3,725
	Manulife Financial	Mid Cap Stock Fund (VS)	N/A	54,093
	Manulife Financial	Dynamic Growth Fund (VS)	N/A	32,015
	Manulife Financial	Small Index Cap Fund	N/A	59,784
	Manulife Financial	Small Company Blend Fund (VS)	N/A	116,808
	Manulife Financial	Emerging Small Co Fund (VS)	N/A	34,335
	Manulife Financial	Aggressive Growth Fund (VS)	N/A	29,609
	Manulife Financial	Health Sciences Fund (VS)	N/A	55,819
	Manulife Financial	Pacific Rim Fund (VS)	N/A	4,541
	Manulife Financial	Science & Technology Fund (VS)	N/A	71,832
	MassMutual Life Insurance Co.	Life Insurance Contracts	N/A	3,289
	Community Banks, Inc.	Community Banks, Inc. Common Stock	2,619,691	3,939,981
	Participant Loans	various interest rates	N/A	241,433

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
COMMUNITY BANKS, INC. 401(k) PLAN

Date: June 16, 2006	By: /s/ Richard A. Soulies
Richard A. Soulies
Plan Administrator